Mercedes-Benz Auto Lease Trust 2021-B
Investor Report

Amounts in USD

Dates

Collection Period No.		1			
Collection Period (from... to)		1-May-2021	30-Jun-2021		
Determination Date		13-Jul-2021			
Record Date		14-Jul-2021			
Payment Date		15-Jul-2021			
Interest Period of the Class A-1 Notes (from... to)		29-Jun-2021	15-Jul-2021	Actual/360 Days	16
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2021		29-Jun-2021	15-Jul-2021	30/360 Days	16

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	264,600,000.00	205,706,414.76	58,893,585.24	222.575908	0.777424
Class A-2 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-3 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	120,120,000.00	120,120,000.00	120,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,289,920,000.00**	**1,289,920,000.00**	**1,231,026,414.76**	**58,893,585.24**		
Overcollateralization	180,079,530.12	180,079,530.12	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**1,469,999,530.12**	**1,411,101,357.20**			
present value of lease payments	683,921,034.56	683,921,034.56	632,924,859.40			
present value of Base Residual Value	786,078,495.56	786,078,495.56	778,176,497.80			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	58,893,585.24	222.575908
Class A-2 Notes	0.220000%	44,254.22	0.097778	44,254.22	0.097778
Class A-3 Notes	0.400000%	80,462.22	0.177778	80,462.22	0.177778
Class A-4 Notes	0.510000%	27,227.20	0.226667	27,227.20	0.226667
Total		**151,943.64**		**$59,045,528.88**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,396,499,553.61**	**1,396,499,553.61**	**1,337,601,380.69**

Available 2021-B Collections

Lease Payments Received	51,868,546.57
Net Sales Proceeds-early terminations (incl Defaulted Leases)	24,960,693.10
Net Sales Proceeds-scheduled terminations	1,584,036.00
Excess wear and tear included in Net Sales Proceeds	2,514.93
Excess mileage included in Net Sales Proceeds	5,320.76
Subtotal	**78,413,275.67**
Repurchase Payments	160,176.78
Advances made by the Servicer	0.00
Investment Earnings	44.66
Total Available Collections	**78,573,497.11**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,449,999.22
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.52%)	322,746.56
(3) Exchange Note Principal Distributable Amount	58,893,585.24
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	16,907,166.09
Total Distribution	**78,573,497.11**

Available Funds ABS Notes

Total Exchange Note Payments	59,216,331.80
Reserve Account Draw Amount	0.00
Total Available Funds	**59,216,331.80**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	151,943.64
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	58,893,585.24
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	170,802.92
Total Distribution	**59,216,331.80**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,449,999.22	2,449,999.22	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	151,943.64	151,943.64	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	44,254.22	44,254.22	0.00
thereof on Class A-3 Notes	80,462.22	80,462.22	0.00
thereof on Class A-4 Notes	27,227.20	27,227.20	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	151,943.64	151,943.64	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	58,893,585.24	58,893,585.24	0.00
Principal Distribution Amount	58,893,585.24	58,893,585.24	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2.01
minus Net Investment Earnings	2.01
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2.01
Net Investment Earnings on the Exchange Note	
Collection Account	42.65
Investment Earnings for the Collection Period	44.66

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $265M (17.1%), Class A-2 Notes $453M (29.3%), Class A-3 Notes $453M (29.3%), Class A-4 Notes $120M (7.8%), Certificates $257M (16.6%), Total $1,547M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $77,331,679, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	1,469,999,530.12	32,998
Principal portion of lease payments	35,578,882.56	
Terminations- Early	21,374,609.48	
Terminations- Scheduled	1,300,837.68	
Repurchase Payment (excluding interest)	160,176.78	
Gross Losses	483,666.42	
Securitization Value end of Collection Period	1,411,101,357.20	32,364

Pool Factor	95.99%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.58%
Weighted Average Remaining Term (months)	29.51	28.76
Weighted Average Seasoning (months)	11.34	12.09
Aggregate Base Residual Value	917,070,196.49	899,465,577.74
Cumulative Turn-in Ratio		29.65%
Proportion of base prepayment assumption realized life to date		236.04%
Actual lifetime prepayment speed		0.74%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,409,534,204.46	32,332	99.89%
31-60 Days Delinquent	1,390,149.22	27	0.10%
61-90 Days Delinquent	177,003.52	5	0.01%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,411,101,357.20	32,364	100.00%

Delinquency Trigger		**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.013%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	483,195.44	13	483,195.44	13
Liquidation Proceeds	544,867.52		544,867.52	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	(61,672.08)		(61,672.08)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.026)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.026)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.004)%

Average Net Credit Loss / (Gain)   (4,744.01)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	22,675,918.14	620	22,675,918.14	620
Sales Proceeds and Other Payments Received	26,196,871.85		26,196,871.85	
Residual Loss / (Gain)	(3,520,953.71)		(3,520,953.71)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.467)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.467)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.240)%

Average Residual Loss / (Gain)   (5,678.96)